FOURTH AMENDMENT TO THE
                          PRINCIPAL BALANCED FUND, INC.
                             SUB-ADVISORY AGREEMENT

Agreement executed as of the 10th day of December 2001, to amend the Sub-Advisory Agreement executed as of November 1, 1994 (and including any subsequent amendments thereafter) by and between Princor Management Corporation (now known as Principal Management Corporation) (hereinafter called the "Manager") and Invista Capital Management, Inc., (now known as Invista Capital Management, LLC) (hereinafter called "Invista").

WHEREAS, in the Sub-Advisory Agreement, Manager retained Invista to furnish it with portfolio selection and related research and statistical services in connection with the investment advisory services which the Manager has agreed to provide to the Principal Balanced Fund, Inc. (hereinafter called the "Fund"); and

WHEREAS, the Manager and Invista now wish to amend the Sub-Advisory Agreement;

NOW, THEREFORE, in consideration of the terms and conditions set forth hereinafter, the parties agree that effective January 1, 2002 Schedule A will read as follows:


                                   SCHEDULE A

For the services provided and the expenses assumed by Invista pursuant to the Sub-Advisory Agreement, the Manager, not the Fund, shall pay Invista a sub-advisory fee, computed daily and paid monthly, at an annual rate of 0.086% of the Fund's average daily net assets allocated to Invista's management.


                                               Principal Management Corporation

                                                        /s/ Ralph C. Eucher
                                               by:____________________________

                                               Invista Capital Management, LLC

                                                        /s/ Richard W. Hibbs
                                               by:____________________________